Exhibit 12.1

Statement Re: Computation of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

Amounts in thousands

	Year ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$48,012	$28,438	$31,307	$16,505	$32,259
Add: Income tax expense	1,326	1,524	1,131	937	689
Add: Fixed charges	33,547	38,848	32,007	50,410	38,676
Add: Distributed income of equity investees	2,184	944	494	686	345
Less: Capitalized interest	(149)	(72)	(83)	(159)	(381)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings (1)	84,920	69,682	64,856	68,379	71,588
Fixed charges:
Interest expense	32,330	37,365	30,681	48,847	36,905
Amortization of financing fees	836	1,184	1,030	1,203	1,192
Capitalized interest	149	72	83	159	381
Estimate of interest included in rent expense	232	227	213	201	198
Preferred stock dividends	—	—	—	—	—

Fixed charges (2)	$33,547	$38,848	$32,007	$50,410	$38,676
Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.53	1.79	2.03	1.36	1.85